Prospectus Supplement to Prospectus Dated October 24, 1997
                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-37231

FLEET FINANCIAL GROUP, INC.

                                                             [LOGO]
$250,000,000
6.50% Subordinated Notes Due 2008

Interest on the 6.50% Subordinated Notes Due 2008 (the "Subordinated Notes") of Fleet Financial Group, Inc. ("Fleet") will be payable on March 15 and September 15 of each year, commencing September 15, 1998. The Subordinated Notes will mature on March 15, 2008. The Subordinated Notes may not be redeemed prior to maturity and are not subject to any sinking fund.

The Subordinated Notes are unsecured and subordinated as set forth in the accompanying Prospectus under "Subordinated Debt Securities--Subordination". As of December 31, 1997, the principal amount of Senior Indebtedness of Fleet and Fleet's obligations under Other Financial Obligations (each as defined in the accompanying Prospectus) aggregated approximately $1.8 billion (holding company only). Payment of principal of the Subordinated Notes may be accelerated only in the case of the bankruptcy, insolvency or reorganization of Fleet. There is no right of acceleration in the case of a default in the payment of interest on the Subordinated Notes or in the performance of any other covenant of Fleet. See "Subordinated Debt Securities" in the accompanying Prospectus.

The Subordinated Notes will be represented by Global Securities registered in the name of the nominee of The Depository Trust Company (the "Depository"). Interests in the Global Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its participants. Except as provided herein, Subordinated Notes in definitive form will not be issued. Settlement for the Subordinated Notes will be made in immediately available funds. The Subordinated Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Subordinated Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by Fleet in immediately available funds. See "Description of Subordinated Notes--Same-Day Settlement and Payment".
        ----------------------------------------------------------------

THE SUBORDINATED NOTES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NONBANK SUBSIDIARY OF FLEET AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.
        ----------------------------------------------------------------

                                                           PRICE TO            UNDERWRITING        PROCEEDS TO
                                                           PUBLIC(1)           DISCOUNT            FLEET(1)(2)
Per Subordinated Note                                      99.70%              .65%                99.05%
Total                                                      $249,250,000        $1,625,000          $247,625,000

(1) Plus accrued interest, if any, from March 9, 1998.

(2) Before deduction of expenses payable by Fleet estimated at $175,000.

    ------------------------------------------------------------------------

The Subordinated Notes are offered by the Underwriters, subject to prior sale, when, as and if issued by the Company and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. It is expected that the delivery of the Subordinated Notes will be made in book-entry form through the facilities of the Depository on or about March 9, 1998.

Chase Securities Inc.                                       Salomon Smith Barney

The date of this Prospectus Supplement is March 4, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SUBORDINATED NOTES INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND SYNDICATE SHORT COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             AVAILABLE INFORMATION

    THIS SECTION REPLACES THE SECTION ENTITLED "AVAILABLE INFORMATION" IN THE ACCOMPANYING PROSPECTUS.

    Fleet is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Fleet can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or by accessing the Commission's World Wide Web site at http://www.sec.gov. The common stock, $.01 par value, of Fleet (the "Common Stock") is listed on the New York Stock Exchange. Reports, proxy material and other information concerning Fleet also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. This Prospectus Supplement and the accompanying Prospectus do not contain all the information set forth in the Registration Statement and Exhibits thereto which Fleet has filed with the Commission under the Securities Act of 1933, as amended (the "Act"), which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    THIS SECTION REPLACES THE SECTION ENTITLED "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE" IN THE ACCOMPANYING PROSPECTUS.

    The following documents filed with the Commission by Fleet are incorporated in this Prospectus Supplement by reference:

        1. Annual Report on Form 10-K for the year ended December 31, 1996.

        2. Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

        3. Current Reports on Form 8-K dated January 15, 1997, February 4, 1997, April 16, 1997, July 16, 1997, October 15, 1997, November 10, 1997,
           December 10, 1997, January 15, 1998, January 15, 1998, January 26, 1998 and February 2, 1998.

    Such incorporation by reference shall not be deemed to specifically incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K.

    All documents filed with the Commission by Fleet pursuant to Sections 13, 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Subordinated Notes offered hereby are incorporated herein by reference and such documents shall be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus Supplement and accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement and accompanying Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement and accompanying Prospectus.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS MAY OBTAIN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS). WRITTEN REQUESTS SHOULD BE MAILED TO INVESTOR RELATIONS DEPARTMENT, FLEET FINANCIAL GROUP, INC., ONE FEDERAL STREET, BOSTON, MASSACHUSETTS 02110. TELEPHONE REQUESTS MAY BE DIRECTED TO (617) 346-4000.

                          FLEET FINANCIAL GROUP, INC.

    THIS SECTION REPLACES THE SECTION ENTITLED "FLEET FINANCIAL GROUP, INC. -- GENERAL" IN THE ACCOMPANYING PROSPECTUS.

    Fleet is a diversified financial services company organized under the laws of the State of Rhode Island. At December 31, 1997, Fleet was among the twelve largest bank holding companies in the United States, with total assets of $85.5 billion, total deposits of $63.7 billion and stockholders' equity of $8.0 billion.

    Fleet is engaged in a general consumer and commercial banking and investment management business throughout the states of Connecticut, Massachusetts, New Jersey, New York, Rhode Island, Maine, New Hampshire and Florida through its banking subsidiaries, and also provides, through its other subsidiaries, a variety of financial services, including mortgage banking, asset-based lending, consumer finance, real estate financing, securities brokerage services, capital markets services and investment banking, investment advice and management, data processing and student loan servicing.

    The principal office of Fleet is located at One Federal Street, Boston, Massachusetts 02110, telephone number (617) 346-4000.

                              RECENT TRANSACTIONS

    Consistent with Fleet's strategy to combine the strengths of a leading regional bank with the national distribution capabilities of a diversified financial services company, Fleet has made three acquisitions which will expand its investment advisory, discount brokerage and credit card business lines, as well as expand the number and geographic diversity of its customer base. As a result of these acquisitions, Fleet expects to double the number of customers served to approximately 13 million and revenue from outside New England is expected to increase to over 50% of Fleet's total revenue.

COLUMBIA MANAGEMENT COMPANY

    On December 10, 1997, Fleet consummated its acquisition of Columbia Management Company ("Columbia"), a Portland, Oregon-based asset manager with 1996 revenues of $96 million and assets under management of $20.9 billion as of November 30, 1997, including a family of no-load mutual funds. The premium paid for the purchase of Columbia was $466 million. The agreement stipulates potential earnout and management retention incentives to be paid over six years. The acquisition of Columbia increases Fleet's investment advisory assets under management by approximately 40% and broadens its institutional product and mutual fund offerings and both retail and institutional national client base. Columbia will be managed as an independent business unit of Fleet, with senior members of Columbia's management committed to remain with Fleet. Fleet accounted for this acquisition under the purchase method of accounting.

THE QUICK & REILLY GROUP, INC.

    On February 1, 1998, Fleet consummated its acquisition of The Quick & Reilly Group, Inc. ("Quick & Reilly") at an exchange ratio of 0.578 shares of Common Stock for each share of Quick & Reilly common stock. Approximately 22 million shares of Fleet common stock were issued in the merger. Quick & Reilly is one of the largest discount brokerage firms in the United States, with revenues for its fiscal year ended February 28, 1997 of $507 million. The acquisition was accounted for as a pooling of interests.

    The Quick & Reilly transaction will give Fleet the opportunity to significantly expand its distribution channels for its consumer banking, investment management services, discount brokerage services and sales of its mutual fund and annuity products. The transaction will also allow Fleet to expand its retail customer base and provide its existing customers with additional investment and securities products. Quick & Reilly will be operated as an independent operation within Fleet's investment management services division. As part of the transaction, the top six members of Quick & Reilly's management have entered into five-year employment agreements to continue with Fleet following the closing. The agreement also provides for management retention and performance-based incentives to be paid to Quick & Reilly's senior managers over three years.

ADVANTA CORPORATION

    On February 20, 1998, Fleet acquired the consumer credit card operations of Advanta Corporation ("Advanta"), recording goodwill of approximately $463 million and purchased credit card intangibles of approximately $150 million, with an aggregate potential $100 million earnout to be paid over five years. The transaction was accounted for under the purchase method of accounting. Advanta's credit card operations, which earned $30 million in the third quarter of 1997, added approximately $11.5 billion in managed credit card receivables. Following consummation of this transaction and the combination of Fleet's credit card operations with those of Advanta's, Fleet believes that it will be among the top ten issuers of credit cards in the United States, with approximately $14 billion in managed receivables and over 8 million customers.

    The acquisition of Advanta's consumer credit card operations allows Fleet to compete on a larger scale in a competitive environment of credit card business consolidations in order to retain and grow Fleet's customer base. Fleet believes that this acquisition will enhance Fleet's credit card operations by providing the opportunity to combine Fleet's risk management practices with Advanta's state of the art database technology, direct marketing, and product testing capabilities in the credit card business.

                     1997 ANNUAL AND FOURTH QUARTER RESULTS

    Fleet reported net income of $1.303 billion for 1997, an increase of $164 million compared to 1996 net income of $1.139 billion. Diluted earnings per share increased 19% to $4.74 from $3.98 in 1996. Return on assets and return on equity for the year were 1.59% and 19.53%, respectively, compared to 1.37% and 17.43% in 1996. In the fourth quarter of 1997. Fleet's net income was $335 million, or $1.23 per diluted share, compared to $302 million, or $1.05 per share in 1996, representing an 11% increase in net income and a 17% increase in earnings per diluted share. Return on assets and return on equity for the quarter were 1.62% and 19.23%, respectively, compared with 1.40% and 17.67% for the fourth quarter of 1996.

    Net interest income on a fully taxable equivalent basis totaled $3.7 billion for 1997, an increase of $228 million from 1996. Net interest margin improved 40 basis points to 5.21% in 1997, as Fleet's balance sheet restructuring program lowered funding costs and enhanced the mix of earnings assets. Net interest income for the fourth quarter of 1997 totaled $923 million compared to $910 million in the fourth quarter of 1996, reflecting the continued positive impact of the actions noted above. Fourth quarter net interest margin was 5.19%, up 19 basis points from last year's 5.00%

    The provision for credit losses was $322 million in 1997, an increase of $109 million from 1996. Net charge-offs in 1997 were virtually flat at $376 million, increasing only $6 million. The provision for credit losses was $90 million in the fourth quarter of 1997 and net charge-offs of $90 million were down $34 million from the fourth quarter of 1996. The improvement in net charge-offs in the fourth quarter of 1997 was primarily due to continued improvement in Fleet's commercial loan portfolio. Nonperforming assets were reduced by over $300 million (42%) during the year to $416 million. Continuing this trend in the fourth quarter, nonperforming assets were reduced by $63 million from September 30, 1997. The reserve for loan losses of $1.4 billion remained unchanged from September 30, 1997, maintaining Fleet's loss coverages of 2.3% of total loans and 365% of nonperforming loans.

    Noninterest income was $2.2 billion for 1997, compared to $2.0 billion in 1996. Service charges, fees and commissions increased 18% due to increases in cash management and electronic banking volume. Investment services revenue also increased 12%, as Fleet benefited from strong financial markets in 1997, as well as increasing levels of assets under management. Additionally, corporate finance fees, a line of business started in the latter part of 1996, grew from $13 million in 1996 to $47 million in 1997. Mortgage banking revenues decreased 12% in 1997 primarily due to the second quarter sale of Option One, one of Fleet's mortgage banking subsidiaries. Noninterest income was $517 million for the fourth quarter of 1997. This represents an increase in noninterest income from continuing businesses of $17 million after excluding the impact of divested businesses over the fourth quarter of 1996. Growth was experienced in nearly all core noninterest revenue categories including services charges, fees and commissions, investment services revenue and corporate finance fees.

    Noninterest expense totaled $3.4 billion in 1997, compared to $3.3 billion during 1996. Noninterest expense totaled $796 million in the fourth quarter of 1997. Noninterest expense from continuing businesses declined by $36 million from $832 million in the fourth quarter of 1996 after excluding $25 million for noninterest expense from divested businesses. Cost reductions included savings from the successful completion of the integration of the Shawmut and NatWest acquisitions. Aggregate cost savings from these two acquisitions totaled $750 million. This total exceeded the original cost savings projections by $150 million, or 25%.

    Total assets at December 31, 1997, were $85.5 billion. Stockholders' equity amounted to $8.0 billion at December 31, 1997, an increase of approximately $600 million from December 31, 1996.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

    THIS SECTION REPLACES THE SECTION ENTITLED "CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES" IN THE ACCOMPANYING PROSPECTUS.

    Fleet's consolidated ratios of earnings to fixed charges were as follows for the years and periods indicated:

                                                YEAR ENDED DECEMBER 31,
                                  ---------------------------------------------------
                                         1997            1996    1995    1994    1993
                                        -----            ----    ----    ----    ----
Ratio of Earnings to Fixed
 Charges:
    Excluding Interest on
    Deposits..................               x  4.53     3.62x   1.78x   2.33x   2.36x
    Including Interest on
    Deposits..................                  1.96     1.78    1.34    1.62    1.56

------------------------

    For purposes of computing the consolidated ratios, earnings consist of income before income taxes plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on short-term debt and long-term debt (including interest related to capitalized leases and capitalized interest) and one-third of rent expense, which approximates the interest component of such expense. In addition, where indicated, fixed charges include interest on deposits.

                                USE OF PROCEEDS

    THIS SECTION REPLACES THE SECTION ENTITLED "USE OF PROCEEDS" IN THE ACCOMPANYING PROSPECTUS.

    The net proceeds from the sale of the Subordinated Notes are estimated to be approximately $248 million, after deduction of the underwriting discount and estimated offering expenses. Fleet intends to use the net proceeds for general corporate purposes, principally to extend credit to, or fund investments in, its subsidiaries. The precise amounts and timing of extensions of credit to, and investments in, such subsidiaries will depend upon the subsidiaries' funding requirements and the availability of other funds. Pending such applications, the net proceeds may be temporarily invested in marketable securities or applied to the reduction of Fleet's short-term indebtedness. Based upon the historic and anticipated future growth of Fleet and the financial needs of its subsidiaries, Fleet may engage in additional financing of a character and amount to be determined as the need arises.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following unaudited consolidated summary sets forth selected financial data for Fleet and its subsidiaries for each of the years in the five-year period ending December 31, 1997. The following summary should be read in conjunction with the financial information incorporated herein by reference to other documents. See "Incorporation of Certain Documents by Reference". Certain amounts in prior periods have been reclassified to conform to current-year presentation.

                                                                           YEAR ENDED DECEMBER 31,
                                               --------------------------------------------------------------------------------
                                                   1997          1996             1995                1994             1993
                                               ------------  ------------     ------------        ------------     ------------
                                                                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

CONSOLIDATED SUMMARY OF OPERATIONS:
  Interest income (fully taxable
    equivalent)..............................  $      5,888  $      5,878     $      6,069        $      5,260     $      5,086
  Interest expense...........................         2,221         2,439            3,005               2,161            1,917
  Net interest income........................         3,667         3,439            3,064               3,099            3,169
  Provision for credit losses................           322           213              101                  65              327
  Net interest income after provision for
    credit losses............................         3,345         3,226            2,963               3,034            2,842
  Noninterest income.........................         2,247         2,013            1,665               1,468            1,636
  Noninterest expense........................         3,381         3,272            3,550               3,070            3,332
  Net income.................................         1,303         1,139              610(a)              849              817(b)
EARNINGS PER COMMON SHARE:
  Basic......................................  $       4.89  $       4.06     $       1.71(a)     $       3.37     $       3.30(b)
  Diluted....................................          4.74          3.98             1.58(a)             3.10             3.04(b)
  Weighted average basic shares
    outstanding..............................   253,661,066   262,619,983      243,796,880         243,027,593      236,177,416
  Weighted average diluted shares
    outstanding..............................   261,782,974   268,149,940      264,300,713         264,148,882      256,571,288
  Book value per common share................  $      28.10  $      24.66     $      22.71        $      20.68     $      21.76
  Cash dividends declared per common share...          1.84          1.74             1.63                1.40            1.025
  Common dividend payout ratios..............          37.6%         42.8%            90.4%               36.8%            24.6%
RATIO OF EARNINGS TO FIXED CHARGES:
  Excluding interest on deposits.............          4.53x         3.62x            1.78x               2.33x            2.36x
  Including interest on deposits.............          1.96          1.78             1.34                1.62             1.56
RATIO OF EARNINGS TO FIXED CHARGES AND
DIVIDENDS ON PREFERRED STOCK:
  Excluding interest on deposits.............          4.02          3.26             1.74                2.27             2.27
  Including interest on deposits.............          1.92          1.74             1.33                1.61             1.54
CONSOLIDATED BALANCE SHEET--
    AVERAGE BALANCES:
  Total assets...............................  $     82,070  $     83,124     $     82,727        $     79,561     $     75,286
  Securities held to maturity(c).............         1,167         1,045            7,736               8,787            7,735
  Securities available for sale(c)...........         7,507        10,287           12,779              16,923           14,140
  Loans and leases, net of unearned income...        58,920        56,074           51,043              44,102           43,283
  Interest-bearing deposits..................        47,514        47,334           43,120              40,113           39,766
  Short-term borrowings......................         4,682         5,844           14,046              15,355           12,807
  Long-term debt/subordinated notes
    and debentures...........................         4,608         5,486            6,581               5,383            5,039
  Stockholders' equity.......................         7,178         7,021            6,545               5,782            5,311
CONSOLIDATED RATIOS:
  Net interest margin (fully taxable
    equivalent)..............................          5.21%         4.81%            4.12%               4.30%            4.63%
  Return on average assets...................          1.59          1.37              .74(a)             1.07             1.09(b)
  Return on average common stockholders'
    equity...................................         19.53         17.43(d)          9.32(a)(d)         15.66(d)         17.11(b)
  Average stockholders' equity to average
    assets...................................          8.75          8.45             7.91                7.27             7.05
  Tier 1 risk-based capital ratio............          7.30          7.67             7.61                9.14            10.44
  Total risk-based capital ratio.............         10.89         11.36            11.29               12.92            14.89
  Period-end reserve for credit losses to
    period-end loans and leases, net of
    unearned income..........................          2.34%         2.53%            2.56%               3.25%            3.82%
  Net charge-offs to average loans and
    leases, net of unearned income...........           .65           .66              .59                 .54             1.35
  Period-end nonperforming assets to
    period-end loans and leases, net of
    unearned income, and other real estate
    owned....................................           .68          1.23(e)           .97(e)             1.65             2.35

------------------------

(a) Includes impact of the loss on assets held for sale or accelerated disposition ($175 million pre-tax) and merger-related charges ($490 million pre-tax) recorded in 1995. Excluding these special charges, return on average common stockholders' equity and return on average assets would have been 16.29% and 1.26%, respectively, while net income and earnings per share would have been $1,039 million and $3.78, respectively.

(b) Includes impact of cumulative effect of change in accounting method of $53 million in 1993.

(c) Effective January 1, 1994, Fleet adopted FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The standard requires that securities available for sale be reported at fair value, with unrealized gains or losses reflected as a separate component of stockholders' equity. In connection with the adoption of FASB Statement No. 115, Fleet transferred securities netting to $345 million from the held to maturity portfolio to the available for sale portfolio. During the fourth quarter of 1995, Fleet reclassified substantially all of its securities held to maturity to securities available for sale as the FASB permitted a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities.

(d) Fleet's return on average common stockholders' equity includes the average unrealized gains and losses on securities available for sale. Excluding the impact of FASB Statement No. 115, Fleet's return on average common stockholders' equity would have been 19.66%, 17.42%, 9.25% and 15.35%, respectively, for years ended December 31, 1997, 1996, 1995 and 1994.

(e) Excludes $214 million, $265 million and $317 million of nonperforming assets reclassified to held for sale or accelerated disposition at December 31, 1997, December 31, 1996 and December 31, 1995, respectively. Including such amounts, the ratios would have been 1.03%, 1.68% and 1.58% at December 31, 1997, December 31, 1996 and December 31, 1995, respectively.

                       DESCRIPTION OF SUBORDINATED NOTES

    THE FOLLOWING DESCRIPTION OF THE SUBORDINATED NOTES OFFERED HEREBY (REFERRED TO HEREIN AS THE "SUBORDINATED NOTES" AND IN THE ACCOMPANYING PROSPECTUS AS THE "SUBORDINATED DEBT SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE SUBORDINATED DEBT SECURITIES SET FORTH IN THE ACCOMPANYING PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE.

GENERAL

    The Subordinated Notes will be issued under an indenture dated as of October 1, 1992, between Fleet and The First National Bank of Chicago, as Trustee (as supplemented by a First Supplemental Indenture dated November 30, 1992, the "Indenture"). The Subordinated Notes will be limited to $250 million aggregate principal amount and will mature on March 15, 2008. Interest on the Subordinated Notes will be payable at the rate per annum shown on the cover page of this Prospectus Supplement from March 9, 1998, or from the most recent Interest Payment Date to which interest has been paid or provided for, semi-annually on March 15 and September 15 of each year, beginning on September 15, 1998 to the persons in whose names the Subordinated Notes are registered at the close of business on March 1 and September 1 of each year next preceding such Interest Payment Date. The Subordinated Notes may not be redeemed prior to maturity.

BOOK-ENTRY, DELIVERY AND FORM

    The Subordinated Notes will be issued in the form of fully registered Global Securities. The Global Securities will be deposited with, or on behalf of, the Depository and registered in the name of the Depository's nominee. The Depository currently limits the maximum denomination of any global security to $200,000,000. Therefore, for purposes of this Prospectus Supplement, "Global Security" refers to the Global Securities representing the entire issue of Subordinated Notes offered hereby.

    The Depository has advised as follows: The Depository is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository holds securities that its participants ("Participants") deposit with the Depository. The Depository also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the Underwriters named in this Prospectus Supplement), banks, trust companies, clearing corporations and certain other organizations. The Depository is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depository's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("indirect participants"). Persons who are not Participants may own beneficial interests in securities held by the Depository only through Participants or indirect participants. The Rules applicable to the Depository and its Participants are on file with the Commission.

    The Depository has advised that pursuant to procedures established by it (i) upon issuance of the Global Security by Fleet, the Depository will credit the accounts of the Participants designated by the Underwriters with the principal amount of the Subordinated Notes purchased by the Underwriters and (ii) ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository (with respect to Participants' interests), the Participants and the indirect participants (with respect to the owners of beneficial interests in such Global Security). The laws of some states may require that certain persons take physical delivery in definitive form of securities which they own. Consequently, such persons may be prohibited from purchasing beneficial interests in the Global Security from any beneficial owner or otherwise.

    So long as the Depository's nominee is the registered owner of the Global Security, such nominee for all purposes will be considered the sole owner or holder of the Subordinated Notes represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Security will not be entitled to have any of the Subordinated Notes represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of the Subordinated Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depository and, if such person is not a Participant, on the procedures of the Participant and, if applicable, the indirect participant, through which such person owns its interest, to exercise any rights of a holder under the Indenture. Fleet understands that under existing practice, in the event that Fleet requests any action of the holders or a beneficial owner desires to take any action a holder is entitled to take, the Depository would act upon the instructions of, or authorize, the Participant to take such action.

    Principal and interest payments on the Global Security registered in the name of the Depository's nominee will be made to the Depository's nominee as the registered owner of such Global Security. Fleet and the Trustee will treat the person in whose name the Global Security is registered as the owner of such Global Security for the purpose of receiving payment of principal and interest on the Subordinated Notes and for all other purposes whatsoever. None of Fleet, the Trustee, the Paying Agent or the Security Registrar has any responsibility or liability for the payment of principal or interest on the Subordinated Notes to owners of beneficial interests in the Global Security. The Depository has advised that upon receipt of any payment of principal or interest in respect of the Global Security, it will immediately credit the accounts of the Participants with such payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depository. Payments by Participants and indirect participants to owners of beneficial interests in the Global Security will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the Participants or indirect participants.

    None of Fleet, the Trustee, the Paying Agent or the Security Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Global Security representing all but not part of the Subordinated Notes being offered hereby is exchangeable for Subordinated Notes in definitive form of like tenor and terms if (i) the Depository notifies Fleet that it is unwilling or unable to continue as depository for such Global Security or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, a successor depository is not appointed by Fleet within 90 days of receipt by Fleet of such notice or of Fleet becoming aware of such ineligibility, (ii) Fleet in its discretion at any time determines not to have all of the Subordinated Notes represented by the Global Security and notifies the Trustee thereof, or (iii) an Event of Default has occurred and is continuing with respect to the Subordinated Notes. The Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Subordinated Notes issuable in authorized denominations and registered in such names as the Depository holding such Global Security shall direct. Subject to the foregoing, a Global Security is not exchangeable, except for a Subordinated Note or Subordinated Notes of the same aggregate denomination to be registered in the name of the depository or its nominee or in the name of a successor of the Depository or a nominee of such successor.

    A further description of the Depository's procedures with respect to the Global Security representing the Subordinated Notes is set forth in the Prospectus under "Description of Debt Securities--Global Securities". The Depository has confirmed that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the Subordinated Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest will be made by Fleet in immediately available funds, so long as the Depository continues to make its Same-Day Funds Settlement System available to Fleet.

    Secondary trading in long-term notes and notes of corporate issuers is generally settled in clearinghouse or next day funds. In contrast, the Subordinated Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Subordinated Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Subordinated Notes.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an Underwriting Agreement dated March 4, 1998 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), have severally but not jointly agreed to purchase from Fleet the following respective principal amounts of the Subordinated Notes:

                                                                                  PRINCIPAL
                                 UNDERWRITER                                        AMOUNT
------------------------------------------------------------------------------  --------------
Chase Securities Inc..........................................................  $  125,000,000
Salomon Brothers Inc..........................................................     125,000,000
                                                                                --------------
    Total.....................................................................  $  250,000,000
                                                                                --------------
                                                                                --------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Subordinated Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The Underwriters have agreed to reimburse Fleet for certain expenses incurred in connection with the offering of the Subordinated Notes.

    Fleet has been advised by the Underwriters that the Underwriters propose to offer the Subordinated Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession of .40% of the principal amount per Subordinated Note and the Underwriters and such dealers may allow a discount of
 .25% of such principal amount per Subordinated Note on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.

    The Subordinated Notes are a new issue of securities with no established trading market. The Underwriters have advised Fleet that they intend to act as market makers for the Subordinated Notes. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Subordinated Notes.

    Fleet has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

    Certain of the Underwriters and their associates and affiliates may be customers of, have borrowing relationships with, engage in other transactions with, and/or perform services, including general financing and banking and investment banking services, for, Fleet and its subsidiaries in the ordinary course of business.

    In connection with the offering of the Subordinated Notes, Chase Securities Inc., on behalf of the Underwriters, may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the Subordinated Notes in the open market for the purpose of pegging, fixing or maintaining the price of the Subordinated Notes. Syndicate covering transactions involve purchases of the Subordinated Notes in the open market after the distribution has been completed in order to cover short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the Subordinated Notes to be higher than it would otherwise be in the absence of such transactions. Such activities, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    THIS SECTION REPLACES THE SECTION ENTITLED "LEGAL MATTERS" IN THE ACCOMPANYING PROSPECTUS.

    Certain legal matters in connection with the Subordinated Notes offered hereby will be passed upon for Fleet by Edwards & Angell, Providence, Rhode Island, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.
V. Duncan Johnson, a partner of Edwards & Angell, is a director of Fleet National Bank, a wholly owned subsidiary of Fleet, and beneficially owns 4,052 shares of Common Stock.

No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Fleet or any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus Supplement or the accompanying Prospectus, nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Fleet since such date.

--------------------------------------

Table of Contents

Prospectus Supplement
Available Information                    S-2
Incorporation of Certain                 S-2
  Documents by Reference
Fleet Financial Group, Inc.              S-4
Recent Transactions                      S-4
1997 Annual and Fourth Quarter           S-6
  Results
Consolidated Ratios of Earnings          S-7
  to Fixed Charges
Use of Proceeds                          S-7
Selected Consolidated Financial          S-8
  Data
Description of Subordinated Notes       S-10
Underwriting                            S-13
Legal Matters                           S-14
Prospectus
Available Information                      2
Incorporation of Certain                   2
  Documents by Reference
Fleet Financial Group, Inc.                3
Consolidated Ratios of Earnings            7
  to Fixed Charges
Use of Proceeds                            7
Description of Debt Securities             8
Senior Debt Securities                    12
Subordinated Debt Securities              15
Description of Warrants                   19
Plan of Distribution                      20
Experts                                   20
Legal Opinions                            21

Prospectus Supplement

FLEET FINANCIAL
GROUP, INC.
$250,000,000
6.50% SUBORDINATED NOTES
DUE 2008

            [LOGO]

CHASE SECURITIES INC.
SALOMON SMITH BARNEY

Dated March 4, 1998